

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

July 28, 2010

By U.S. Mail and facsimile to (714) 428-6090

Nathan W. Franke
Executive Vice President and Chief Financial Officer
Resources Connection, Inc.
17101 Armstrong Avenue
Irvine, California 92614

      Re: Resources Connection, Inc.
             Form 10-K for Fiscal Year Ended May 30, 2009
             Filed July 29, 2009
             Definitive Proxy Statement on Schedule 14A
             Filed September 10, 2009
             File No. 000-32113

Dear Mr. Franke:

      We have completed our review of your filings and do not have any further comments at this time.

                            Sincerely,

                            H. Christopher Owings
                            Assistant Director